

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2024

Erica Gessert
Chief Financial Officer
Upwork Inc.
475 Brannan Street, Suite 430
San Francisco, CA 94107

> **Re: Upwork Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-38678**

Dear Erica Gessert:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Levey